Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

DOMINION DIAMOND CORPORATION

1002223-3

Corporate name(s) of CBCA applicants / Dénomination(s) sociale(s) de la ou des sociétés LCSA requérantes

Corporation number(s) / Numéro(s) de la ou des sociétés

I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the *Canada Business Corporations Act*.

JE CERTIFIE que l'arrangement mentionné dans les clauses d'arrangement annexées a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Virginie Ethier

Director / Directeur

2017-11-01

Date of Arrangement (YYYY-MM-DD)
Date de l'arrangement (AAAA-MM-JJ)

Industry Canada Industrie Canada

Canada Business Corporations Act (CBCA)
FORM 14.1
ARTICLES OF ARRANGEMENT
(Section 192)

1- Name of the applicant corporation(s)	Corporation number
DOMINION DIAMOND CORPORATION	1002223-3

2 - Name of the corporation(s) the articles of which are amended, if applicable	Corporation number

3 - Name of the corporation(s) created by amalgamation, if applicable	Corporation number

4 - Name of the dissolved corporation(s), if applicable	Corporation number

5 - Name of the other bodies corporate involved, if applicable	Corporation number or jurisdiction
Northwest Acquisitions ULC	British Columbia

6 - In accordance with the order approving the arrangement, the plan of arrangement attached hereto, involving the above named body(ies) corporate, is hereby effected.

In accordance with the plan of arrangement,

☐ a. the articles of the corporation(s) indicated in item 2, are amended.

If the amendment includes a name change, indicate the change below:

☐ b. the following bodies corporate and/or corporations are amalgamated (*for CBCA corporations include the corporation number*):

☐ c. the corporation(s) indicated in item 4 is(are) liquidated and dissolved:

7 - I hereby certify that I am a director or an authorized officer of one of the applicant corporations.

Signature [signature]

Print name MATTHEW QUINLAN

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

NOV 0 1 2017

Canada

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1 INTERPRETATION

1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"**Adjustment Factor**" means one (1).

"**Arrangement**" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"**Arrangement Agreement**" means the Arrangement Agreement, dated as of July 15, 2017, between the Company and the Purchaser (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"**Arrangement Resolution**" means the special resolution approving this Plan of Arrangement to be considered by Shareholders at the Company Meeting.

"**Articles of Arrangement**" means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

"**Business Day**" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta, Yellowknife, Northwest Territories or New York, New York.

"**Canadian Dollar Equivalent of the Consideration per Share**" means the amount that is the Canadian dollar equivalent of the Consideration on the basis of the United States to Canadian dollar exchange rate on the date that is three Business Days immediately preceding the Effective Date as reported by the Bank of Canada.

"**CBCA**" means the *Canada Business Corporations Act*.

"**Certificate of Arrangement**" means the Certificate of Arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"**Company**" means Dominion Diamond Corporation, a corporation incorporated under the CBCA.

"**Company Circular**" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference therein, such management information circular, to be sent to Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

"**Company Meeting**" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the By-Laws of the Company, Law and the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably.

"**Company Options**" means, as of any date, options to purchase Shares issued pursuant to the Stock Option Plan and outstanding as of such date.

"**Consideration**" means $14.25 in cash per Share.

"**Court**" means the Ontario Superior Court of Justice (Commercial List).

"**Depositary**" means Computershare Investor Services Inc. or such other Person as the Company may appoint to act as depositary and paying agent in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

"**Director**" means the Director appointed pursuant to Section 260 of the CBCA.

"**Dissent Rights**" has the meaning specified in Section 3.1.

"**Dissenting Holder**" means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised in accordance with **Error! Reference source not found.** (including the time limits set out therein) by such registered Shareholder.

"**DSU Plan**" means the Company's Deferred Share Unit Plan adopted with effect from April 5, 2004 as amended on September 1, 2010 and July 19, 2013).

"**DSUs**" means, as of any date, deferred share units issued under the DSU Plan and outstanding as of such date.

"**Effective Date**" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"**Final Order**" means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

"**Governmental Entity**" means (1) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (2) any subdivision or authority of any of the above, (3) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (4) any stock exchange or other self-regulatory organization.

"**Interim Order**" means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

"**Law**" means, with respect to any Person, any and all applicable law (statutory, common, equitable or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

"**Lien**" means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim, lien (statutory or otherwise), title retention agreement, reservation, easement, exception, encroachment, right of occupation, right-of-way or any other encumbrance or charge or title defect of any nature whatsoever, in each case, whether contingent or absolute and whether or not registered or registrable.

"**Letter of Transmittal**" means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.

"**Loan Amount**" means an amount of cash on hand of the Company as determined in accordance with Section 4.6(4) of the Arrangement Agreement, to be lent to the Purchaser by the Company and deposited with the Depositary by the Company in accordance with Section 2.3(f) hereof and at the time provided for in **Error! Reference source not found.** of the Arrangement Agreement provided that the Company after advancing such loan shall have, at a minimum, sufficient cash on hand to satisfy the payment of all amounts in respect of Company Options, DSUs, RSUs and PSUs pursuant to Section 2.3(a) to Section 2.3(d) hereof;

"**Parties**" means the Company and the Purchaser and "**Party**" means any one of them.

"**Person**" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"**Plan of Arrangement**" means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"**PSU**" means, as of any date, performance share units issued under the PSU Plan outstanding as of such date;

"**PSU Plan**" means the Company's 2016 Performance and Restricted Share Unit Plan adopted with effect from April 12, 2016;

"**Purchaser**" means Northwest Acquisition ULC, an unlimited liability company incorporated under the *Business Corporations Act* (British Columbia).

"**RSU Plan**" means the Company's Amended and Restated 2010 Restricted Share Unit Plan adopted with effect from July 19, 2013.

"**RSUs**" means, as of any date, restricted share units issued under the RSU Plan or the PSU Plan, as applicable, and outstanding as of such date.

"**Securities**" means, collectively, the Shares, Company Options, DSUs and RSUs.

"**Securityholders**" means, collectively, the Shareholders, the holders of Company Options, the holders of DSUs and the holders of RSUs.

"**Shareholders**" means, as the context requires, either or both of the registered and beneficial holders of the Shares.

"**Shares**" means, as of any date, common shares in the capital of the Company issued and outstanding as of such date, including any Shares issued upon the exercise of Company Options or the settlement of RSUs.

"**Stock Option Plan**" means the Company's Stock Option Plan adopted as of June 12, 2000, as amended.

"**Tax Act**" means the *Income Tax Act* (Canada).

1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1) **Headings, etc.** The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the

construction or interpretation of this Plan of Arrangement. Unless stated otherwise, the word "Article," "Section" and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(2) **Currency.** All references to dollars or to $ are references to United States dollars, unless specified otherwise.

(3) **Gender and Number.** Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4) **Certain Phrases, etc**. Wherever the word "including," "includes" or "include" is used in this Plan of Arrangement, it shall be deemed to be followed by the words "without limitation." the word "or" shall be disjunctive but not exclusive. The phrase "the aggregate of," "the total of," "the sum of" or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(5) **Law.** Any reference to a Law refers to such Law and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6) **Computation of Time.** A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7) **Time References.** References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of Shares, Company Options, DSUs, RSUs and PSUs, including Dissenting Holders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

2.3 Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a) each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the amount (if any) by which the Canadian Dollar Equivalent of the Consideration exceeds the exercise price of such Company Option, subject to applicable withholdings, and each such Company Option shall immediately be cancelled, and, for greater certainty, where there is no such excess, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(b) each DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan, shall be deemed to be unconditionally vested, and such DSU shall, without any further action by or on behalf of a holder of DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration, subject to applicable withholdings, and each such DSU shall immediately be cancelled;

(c) each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan, shall be deemed to be unconditionally vested, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration, subject to applicable withholdings, and each such RSU shall immediately be cancelled;

(d) each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall be deemed to be unconditionally vested, and such PSU shall, without any further action by or on behalf of a holder of PSUs, be deemed to be assigned and transferred by such holders to the Company in exchange for a cash payment from the Company equal to the Canadian Dollar Equivalent of the Consideration multiplied by the Adjustment Factor for each such PSU, subject to applicable withholdings, and each such PSU shall immediately be cancelled;

(e) (i) each holder of Company Options, DSUs, RSUs and PSUs shall cease to be a holder of such Company Options, DSUs, RSUs and PSUs, (ii) such holder's name shall be removed from each applicable register, (iii) the Stock Option Plan, the DSU Plan, the RSU Plan, the PSU Plan and all agreements relating to the Company Options, DSUs, RSUs and PSUs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration, if any, to which such holder is entitled pursuant to Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d), as applicable, at the time and in the manner specified in Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d), as applicable;

(f) the Company shall lend an amount equal to the Loan Amount to the Purchaser, and the Purchaser shall deliver to the Company a duly issued and executed demand promissory note to evidence such loan and the full amount of such loan shall be immediately deposited by the Company at the direction of the Purchaser with the Depositary to be held in a segregated trust account by the Depositary for the purpose of paying the Consideration for the Shares;

(g) each of the Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i) such Dissenting Holder shall cease to be the holder of such Shares and to have any rights as a Shareholder other than the right to be paid fair value for such Shares as set out in Section 3.1;

(ii) such Dissenting Holder's name shall be removed as the holder of such Shares from the register of Shares maintained by or on behalf of the Company; and

(iii) the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Liens (other than the right to be paid fair value for such Shares as set out in Section 3.1), and shall be entered in the register of Shares maintained by or on behalf of the Company;

(h) concurrent with the transaction described in Section 2.3(g), each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised, shall, without any further action by or on behalf of any Shareholder, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration, and:

(i) each holder of such Shares shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with this Plan of Arrangement;

(ii) the name of each such holder shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(iii) the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Liens and shall be entered in the register of the Shares maintained by or on behalf of the Company.

2.4 Adjustment to Consideration for Dividends

If, on or after the date of the Arrangement Agreement and prior to the Effective Date, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Date, then: (i) to the extent that the amount of such dividends or distributions per Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Share exceeds the Consideration, such excess amount shall not be remitted to any holder of Shares and, in such case, shall be deemed to have been contributed to the Company by the holder of such Shares and shall be placed in escrow for the account of the Company.

ARTICLE 3
RIGHTS OF DISSENT

3.1 Rights of Dissent

Each registered holder of Shares may exercise dissent rights with respect to any Shares held by such holder ("**Dissent Rights**") in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Holder that duly exercises such holder's Dissent Rights shall be deemed to have transferred the Shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens (other than the right to be paid fair value for such Shares as set out in this Section 3.1), as provided in Section 2.3(g) and if they:

(a) ultimately are entitled to be paid fair value for such Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(g)); (ii) will be entitled to be paid the fair value of such Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Shares; or

(b) ultimately are not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as a

Shareholder that is not a Dissenting Holder and shall be entitled to receive only the Consideration contemplated by Section 2.3(h) hereof that such Dissenting Holder would have received pursuant to the Arrangement if such Dissenting Holder had not exercised its Dissent Rights.

3.2 Recognition of Dissenting Holders

(a) In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(b) For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize a Dissenting Holder as a holder of Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(g), and the names of such Dissenting Holder shall be removed from the register of holders of the Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(g) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, DSUs or RSUs; and (ii) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares voted in favour of the Arrangement Resolution).

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Payment of Consideration

(a) Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or cause to be deposited (including by directing the Company to deliver the Loan Amount to the Depositary), for the benefit of the Shareholders, cash with the Depositary in the aggregate amount equal to the payments in respect of the Shares required by Section 2.3(h) of this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose.

(b) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(h), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder(s) represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder(s), a cheque, wire or other form of immediately available funds representing the Consideration which such Shareholder(s) has the right to receive under this Plan of Arrangement for such

Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c) On or as soon as practicable after the Effective Date, the Company shall pay, or cause to be paid, the amounts, less any amounts withheld pursuant to Section 4.3, to be paid to holders of Company Options, DSUs, RSUs and PSUs, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or wire transfer (delivered to such holder of Company Options, DSUs, RSUs or PSUs, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options, DSUs, RSUs and PSUs).

(d) Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Shares (other than Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e) Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, the Company Options, the DSUs, the RSUs and the PSUs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f) No holder of Shares, Company Options, DSUs, RSUs or PSUs shall be entitled to receive any consideration with respect to such Shares, Company Options, DSUs, RSUs or PSUs, other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been

lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque, wire or other form of immediately available funds for the Consideration that such Shareholder has the right to receive in accordance with Section 2.3 and such Shareholder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3 Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or otherwise deliverable to any Person under this Plan of Arrangement (including any amounts payable pursuant to Section 2.3, Section 3.1 or Section 4.1), such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld from such amount otherwise payable or otherwise deliverable under any provision of any Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or otherwise deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid or delivered to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Company Options, DSUs, RSUs and PSUs, issued or outstanding at or prior to the Effective Time, (b) the rights and obligations of the Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Company Options, DSUs, RSUs or PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1 Amendments to Plan of Arrangement

(a) The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder and does not affect the right of any former Securityholder to receive only payments payable to such former Securityholder pursuant to this Plan of Arrangement.

ARTICLE 6
FURTHER ASSURANCES

6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Court File No.: CV-17-580246-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE Mr.	)	FRIDAY, THE 22ND
	)	
JUSTICE CAVANAGH	)	DAY OF SEPTEMBER, 2017
	)	

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, C. C-44, AS AMENDED AND RULE 14.05(2) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF DOMINION DIAMOND CORPORATION (INVOLVING ITS SHAREHOLDERS AND NORTHWEST ACQUISITIONS ULC)

DOMINION DIAMOND CORPORATION

Applicant

ORDER

THIS APPLICATION made by the Applicant Dominion Diamond Corporation (the "**Company**" or "**Dominion**") pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "**CBCA**") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Application, the Affidavit of Trudy Curran, sworn August 8, 2017 and the exhibits thereto and the Supplementary Affidavit of Trudy Curran, sworn September 20, 2017 and the exhibits thereto, and the Interim Order of Regional Senior Justice Morawetz, dated August 15, 2017; and

ON HEARING the submissions of counsel for Dominion, counsel for Northwest Acquisitions ULC, and counsel for Nadav Poms, a shareholder of Dominion, and on being advised that the Director appointed under the CBCA does not consider it necessary to appear on this application, no one appearing for any other person,

including any other shareholder of Dominion, and having determined that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this order is an arrangement for the purposes of section 192 of the CBCA and is fair and reasonable as that term is understood for the purposes of that section,

1. **THIS COURT ORDERS** that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this order, shall be and is hereby approved.

2. **THIS COURT ORDERS** that Dominion shall be entitled to seek leave to vary this Order upon such terms and upon giving such notice as this court may direct, to seek the advice and direction of this Court as to the implementation of this Order, and to apply for such further orders as may be appropriate.

ENTERED AT / INSCRIT A TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO:

SEP 22 2017

PER / PAR: JS

Schedule "A" - Plan of Arrangement

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1 INTERPRETATION

1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"**Adjustment Factor**" means one (1).

"**Arrangement**" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"**Arrangement Agreement**" means the Arrangement Agreement, dated as of July 15, 2017, between the Company and the Purchaser (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"**Arrangement Resolution**" means the special resolution approving this Plan of Arrangement to be considered by Shareholders at the Company Meeting.

"**Articles of Arrangement**" means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

"**Business Day**" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta, Yellowknife, Northwest Territories or New York, New York.

"**Canadian Dollar Equivalent of the Consideration per Share**" means the amount that is the Canadian dollar equivalent of the Consideration on the basis of the United States to Canadian dollar exchange rate on the date that is three Business Days immediately preceding the Effective Date as reported by the Bank of Canada.

"**CBCA**" means the *Canada Business Corporations Act*.

"**Certificate of Arrangement**" means the Certificate of Arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"**Company**" means Dominion Diamond Corporation, a corporation incorporated under the CBCA.

"**Company Circular**" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference therein, such management information circular, to be sent to Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

"**Company Meeting**" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the By-Laws of the Company, Law and the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably.

"**Company Options**" means, as of any date, options to purchase Shares issued pursuant to the Stock Option Plan and outstanding as of such date.

"**Consideration**" means $14.25 in cash per Share.

"**Court**" means the Ontario Superior Court of Justice (Commercial List).

"**Depositary**" means Computershare Investor Services Inc. or such other Person as the Company may appoint to act as depositary and paying agent in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

"**Director**" means the Director appointed pursuant to Section 260 of the CBCA.

"**Dissent Rights**" has the meaning specified in Section 3.1.

"**Dissenting Holder**" means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised in accordance with Section 3.1 (including the time limits set out therein) by such registered Shareholder.

"**DSU Plan**" means the Company's Deferred Share Unit Plan adopted with effect from April 5, 2004 as amended on September 1, 2010 and July 19, 2013).

"**DSUs**" means, as of any date, deferred share units issued under the DSU Plan and outstanding as of such date.

"**Effective Date**" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"**Final Order**" means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

"**Governmental Entity**" means (1) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (2) any subdivision or authority of any of the above, (3) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (4) any stock exchange or other self-regulatory organization.

"**Interim Order**" means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

"**Law**" means, with respect to any Person, any and all applicable law (statutory, common, equitable or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

"**Lien**" means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim, lien (statutory or otherwise), title retention agreement, reservation, easement, exception, encroachment, right of occupation, right-of-way or any other encumbrance or charge or title defect of any nature whatsoever, in each case, whether contingent or absolute and whether or not registered or registrable.

"**Letter of Transmittal**" means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.

"**Loan Amount**" means an amount of cash on hand of the Company as determined in accordance with Section 4.6(4) of the Arrangement Agreement, to be lent to the Purchaser by the Company and deposited with the Depositary by the Company in accordance with Section 2.3(f) hereof and at the time provided for in Section 2.8 of the Arrangement Agreement provided that the Company after advancing such loan shall have, at a minimum, sufficient cash on hand to satisfy the payment of all amounts in respect of Company Options, DSUs, RSUs and PSUs pursuant to Section 2.3(a) to Section 2.3(d) hereof;

"**Parties**" means the Company and the Purchaser and "**Party**" means any one of them.

"**Person**" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"**Plan of Arrangement**" means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"**PSU**" means, as of any date, performance share units issued under the PSU Plan outstanding as of such date;

"**PSU Plan**" means the Company's 2016 Performance and Restricted Share Unit Plan adopted with effect from April 12, 2016;

"**Purchaser**" means Northwest Acquisition ULC, an unlimited liability company incorporated under the *Business Corporations Act* (British Columbia).

"**RSU Plan**" means the Company's Amended and Restated 2010 Restricted Share Unit Plan adopted with effect from July 19, 2013.

"**RSUs**" means, as of any date, restricted share units issued under the RSU Plan or the PSU Plan, as applicable, and outstanding as of such date.

"**Securities**" means, collectively, the Shares, Company Options, DSUs and RSUs.

"**Securityholders**" means, collectively, the Shareholders, the holders of Company Options, the holders of DSUs and the holders of RSUs.

"**Shareholders**" means, as the context requires, either or both of the registered and beneficial holders of the Shares.

"**Shares**" means, as of any date, common shares in the capital of the Company issued and outstanding as of such date, including any Shares issued upon the exercise of Company Options or the settlement of RSUs.

"**Stock Option Plan**" means the Company's Stock Option Plan adopted as of June 12, 2000, as amended.

"**Tax Act**" means the *Income Tax Act* (Canada).

1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1) **Headings, etc.** The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the

construction or interpretation of this Plan of Arrangement. Unless stated otherwise, the word "Article," "Section" and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(2) **Currency.** All references to dollars or to $ are references to United States dollars, unless specified otherwise.

(3) **Gender and Number.** Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4) **Certain Phrases, etc.** Wherever the word "including," "includes" or "include" is used in this Plan of Arrangement, it shall be deemed to be followed by the words "without limitation." the word "or" shall be disjunctive but not exclusive. The phrase "the aggregate of," "the total of," "the sum of" or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of." References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(5) **Law.** Any reference to a Law refers to such Law and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6) **Computation of Time.** A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7) **Time References.** References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of Shares, Company Options, DSUs, RSUs and PSUs, including Dissenting Holders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

2.3 Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a) each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the amount (if any) by which the Canadian Dollar Equivalent of the Consideration exceeds the exercise price of such Company Option, subject to applicable withholdings, and each such Company Option shall immediately be cancelled, and, for greater certainty, where there is no such excess, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(b) each DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan, shall be deemed to be unconditionally vested, and such DSU shall, without any further action by or on behalf of a holder of DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration, subject to applicable withholdings, and each such DSU shall immediately be cancelled;

(c) each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan, shall be deemed to be unconditionally vested, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration, subject to applicable withholdings, and each such RSU shall immediately be cancelled;

(d) each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall be deemed to be unconditionally vested, and such PSU shall, without any further action by or on behalf of a holder of PSUs, be deemed to be assigned and transferred by such holders to the Company in exchange for a cash payment from the Company equal to the Canadian Dollar Equivalent of the Consideration multiplied by the Adjustment Factor for each such PSU, subject to applicable withholdings, and each such PSU shall immediately be cancelled;

(e) (i) each holder of Company Options, DSUs, RSUs and PSUs shall cease to be a holder of such Company Options, DSUs, RSUs and PSUs, (ii) such holder's name shall be removed from each applicable register, (iii) the Stock Option Plan, the DSU Plan, the RSU Plan, the PSU Plan and all agreements relating to the Company Options, DSUs, RSUs and PSUs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration, if any, to which such holder is entitled pursuant to Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d), as applicable, at the time and in the manner specified in Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d), as applicable;

(f) the Company shall lend an amount equal to the Loan Amount to the Purchaser, and the Purchaser shall deliver to the Company a duly issued and executed demand promissory note to evidence such loan and the full amount of such loan shall be immediately deposited by the Company at the direction of the Purchaser with the Depositary to be held in a segregated trust account by the Depositary for the purpose of paying the Consideration for the Shares;

(g) each of the Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

   (i) such Dissenting Holder shall cease to be the holder of such Shares and to have any rights as a Shareholder other than the right to be paid fair value for such Shares as set out in Section 3.1;

   (ii) such Dissenting Holder's name shall be removed as the holder of such Shares from the register of Shares maintained by or on behalf of the Company; and

   (iii) the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Liens (other than the right to be paid fair value for such Shares as set out in Section 3.1), and shall be entered in the register of Shares maintained by or on behalf of the Company;

(h) concurrent with the transaction described in Section 2.3(g), each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised, shall, without any further action by or on behalf of any Shareholder, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration, and:

   (i) each holder of such Shares shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with this Plan of Arrangement;

(ii) the name of each such holder shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(iii) the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Liens and shall be entered in the register of the Shares maintained by or on behalf of the Company.

2.4 Adjustment to Consideration for Dividends

If, on or after the date of the Arrangement Agreement and prior to the Effective Date, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Date, then: (i) to the extent that the amount of such dividends or distributions per Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Share exceeds the Consideration, such excess amount shall not be remitted to any holder of Shares and, in such case, shall be deemed to have been contributed to the Company by the holder of such Shares and shall be placed in escrow for the account of the Company.

ARTICLE 3
RIGHTS OF DISSENT

3.1 Rights of Dissent

Each registered holder of Shares may exercise dissent rights with respect to any Shares held by such holder ("**Dissent Rights**") in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Holder that duly exercises such holder's Dissent Rights shall be deemed to have transferred the Shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens (other than the right to be paid fair value for such Shares as set out in this Section 3.1), as provided in Section 2.3(g) and if they:

(a) ultimately are entitled to be paid fair value for such Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(g)); (ii) will be entitled to be paid the fair value of such Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Shares; or

(b) ultimately are not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as a

Shareholder that is not a Dissenting Holder and shall be entitled to receive only the Consideration contemplated by Section 2.3(h) hereof that such Dissenting Holder would have received pursuant to the Arrangement if such Dissenting Holder had not exercised its Dissent Rights.

3.2 Recognition of Dissenting Holders

(a) In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(b) For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize a Dissenting Holder as a holder of Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(g), and the names of such Dissenting Holder shall be removed from the register of holders of the Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(g) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, DSUs or RSUs; and (ii) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares voted in favour of the Arrangement Resolution).

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Payment of Consideration

(a) Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or cause to be deposited (including by directing the Company to deliver the Loan Amount to the Depositary), for the benefit of the Shareholders, cash with the Depositary in the aggregate amount equal to the payments in respect of the Shares required by Section 2.3(h) of this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose.

(b) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(h), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder(s) represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder(s), a cheque, wire or other form of immediately available funds representing the Consideration which such Shareholder(s) has the right to receive under this Plan of Arrangement for such

Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c) On or as soon as practicable after the Effective Date, the Company shall pay, or cause to be paid, the amounts, less any amounts withheld pursuant to Section 4.3, to be paid to holders of Company Options, DSUs, RSUs and PSUs, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or wire transfer (delivered to such holder of Company Options, DSUs, RSUs or PSUs, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options, DSUs, RSUs and PSUs).

(d) Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Shares (other than Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e) Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, the Company Options, the DSUs, the RSUs and the PSUs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f) No holder of Shares, Company Options, DSUs, RSUs or PSUs shall be entitled to receive any consideration with respect to such Shares, Company Options, DSUs, RSUs or PSUs, other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been

lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque, wire or other form of immediately available funds for the Consideration that such Shareholder has the right to receive in accordance with Section 2.3 and such Shareholder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3 Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or otherwise deliverable to any Person under this Plan of Arrangement (including any amounts payable pursuant to Section 2.3, Section 3.1 or Section 4.1), such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld from such amount otherwise payable or otherwise deliverable under any provision of any Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or otherwise deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid or delivered to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Company Options, DSUs, RSUs and PSUs, issued or outstanding at or prior to the Effective Time, (b) the rights and obligations of the Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Company Options, DSUs, RSUs or PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1 Amendments to Plan of Arrangement

(a) The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder and does not affect the right of any former Securityholder to receive only payments payable to such former Securityholder pursuant to this Plan of Arrangement.

ARTICLE 6
FURTHER ASSURANCES

6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED AND RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE

Court File No. CV-17-580246-00CL

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF DOMINION DIAMOND CORPORATION (AND INVOLVING ITS SHAREHOLDERS AND NORTHWEST ACQUISITIONS ULC)

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

ORDER

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Samaneh Hosseini LSUC# 52554H
Tel: (416) 869-5522
shosseini@stikeman.com
Genna Wood LSUC# 64287N
Tel: (416) 869-6852
Fax: (416) 947-0866
gwood@stikeman.com

Lawyers for the Applicant,
Dominion Diamond Corporation